2023 REPORT

selfmade

LETTER REPORT CARD FINANCIALS THANKS DETAILS SAY HELLO

Dear investors,

As some of the OG investors will know, this has been a long journey where on the one hand what we're doing is cited as the future by trends, industry experts and market analysis from names like McKinsey, Business of Fashion and WWD. And on the other hand, our sales grow at a modest rate year-on-year with a loyal community but no hockey stick growth. So, 2023 has been the year of taking every single brick of selfmade apart, analyzing it with data and credible contributors and putting it back together again. The result is for the last 6-months we have an entirely new team, halved spend and now have consistent business fundamentals that show we can get to profitability

We need your help!

We continue to be interested in introductions to investors who can write $100k checks. Particularly, we are interested in anyone with connections at L Caterton. We are hoping to raise $500K now, which moves us toward profitability (or the ability to raise a seed round). We'd be happy to chat through strategy and thoughts on this with anyone who has them to add. Two other goals for the year are to launch with one major national retailer and one major celebrity, so please keep that in mind in terms of helpful introductions you may be able to make

Sincerely,

Stephanie Lee

CEO + Founder

How did we do this year?

REPORT CARD



☺ The Good

Made exponential advancements in our tech strategy and have recently filed a patent for our physical-to-digital tap technology.

We right-sized the team, leading to cost savings and helpful realignment in terms of overall strategy with a path to profitability

We added two new products to our suite and launched on Amazon, which has been a strong lever

☹ The Bad

Fundraising continues to be a struggle, particularly for indie beauty brands

D2C market is ever-shifting and relevant top of funnel and conversion marketing strategies are still in flux

Sales have not grown as we would have hoped - as impacted mainly by #2 above

2023 At a Glance

January 1 to December 31



$56,633 [6%]
Revenue



-$625,164
Net Loss



$124,633 +7%
Short Term Debt



$1,055,732
Raised in 2023



$20,000
Cash on Hand
As of 04/ 1/24

INCOME   BALANCE   NARRATIVE



Net Margin: -1,104%   Gross Margin: 11%   Return on Assets: -718%   Earnings per Share: -$0.11   Revenue per Employee: $18,878

Cash to Assets: 9%   Revenue to Receivables: 6,122   Debt Ratio: 3,073%

 Self-Made_Studio__Inc_2023_Financial_Statement__FINAL_.pdf

We ❤ Our 36 Investors

Thank You For Believing In Us

Abraham S Massil	Dr. Robert Bianchini	Ash Kumra	Kevin Soto	Ian Dewhirst	Maggie Evers
Allison Tyma	Ginni Guiton	Jade Robinson	Paula S.	Steve Callanan	Caroline Reis
Angella Reid	Jennifer Mahoney	Logan Houlihan	Alex K DAYRIT	Furqan Waseem	Angela Simpson
Talia Bina	Jillian Stellpflug	Christine E Stewart	Taylor DeDiego	Rebka Abebe	Justin Orgel
Jorge Camarena	David Botsford	William Holmes	Jill Powell	Soumya Krishnan Nair	Kelly Sawyer
Karen Su					

Thank You!

From the selfmade Team



Stephanie Lee in

CEO + Founder

Global Product Developer at MAC
Cosmetics, Estée Lauder's largest
brand by revenue. Planned and
delivered strategic initiatives for

delivered strategic initiatives for Michelle Obama.

Details

The Board of Directors

Director	Occupation	Joined
Stephanie Ann Lee	CEO @ selfmade	2019

Officers

Officer	Title	Joined
Stephanie Ann Lee	CEO	2019
Jia Weedon	CTO	2020
Dan Garraway	CSO, COO	2023

Voting Power

Holder	Securities Held	Voting Power
Stephanie Ann Lee	4,000,000 Common stock	69.3%

Past Equity Fundraises

Date	Amount	Security	Exemption
07/2022	$4,209		Section 4(a)(2)
12/2022	$1,167,000		Section 4(a)(2)
05/2023	$1,000,000		Section 4(a)(2)
10/2023	$55,732		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
07/01/2022	$4,209	2.0%	20.0%	$5,000,000	12/31/2023
12/01/2022	$1,167,000	2.0%	20.0%	$5,000,000	12/31/2023
05/03/2023	$1,000,000	2.0%	20.0%	$5,000,000	12/31/2023

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	5,768,805	Yes

Warrants:	0
Options:	1,520,000

Form C Risks:

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Cost of Goods: The cost of goods can vary due to changes in raw material prices, availability, transportation costs, or

currency fluctuations. This can affect profitability and the ability to meet customer demand.

Customer Acquisition Cost: The cost of acquiring new customers can vary due to changes in marketing strategies, competition, or customer behavior. This can affect revenue growth and profitability.

Cost of Defending IP: Intellectual property is valuable to the success of a business, but defending it can be costly. Legal disputes can arise, which can result in significant expenses and negative publicity.

Alexa Hampton is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

PR Risk: If someone gets hurt or misuses the product in an ill-advised way, it can result in negative publicity and damage to the brand reputation. This can impact customer trust and loyalty, and may lead to decreased sales and revenue.

Regulatory Risks: Changes in regulations can impact the business's operations, products, or services. This can result in additional costs, compliance challenges, or legal issues.

Creating New Category Risk: Launching a new product or category can involve risks such as being the first to market, which may lead to challenges in educating customers and building market share. Additionally, new competitors may emerge, which can impact market share and profitability.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out

change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

selfmade Studio, Inc.

Delaware Corporation
Organized December 2019
3 employees
14622 Kit Lane
Occidental CA 95465 beselfmade.co

Business Description

Refer to the selfmade profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

selfmade is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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